

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   October 24, 2008

Mr. Roger A. Cregg
Executive Vice President and Chief Financial Officer
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

> **Re: Pulte Homes, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 1-09804**

Dear Mr. Cregg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please contact Hagen Ganem, Law Clerk, at (202) 551-3330 or me at (202) 551-3767.

Sincerely,

Jennifer Hardy
Staff Attorney